Date:   April 9, 2009

VIA EDGAR

Scott Anderegg, Esq.
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549-3561

Re:	Sino Gas International Holdings, Inc.
Form S-1 amendment no. 6
Filed November 4, 2008
File No. 333-147998

Dear Mr. Anderegg:

On behalf of Sino Gas International Holdings, Inc. ( the “Company” or “Sino Gas”), we hereby submit this Form S-1 (amendment no. 7) (“Registration Statement”) to the Securities and Exchange Commission (the “Commission”).  Please note that pursuant to Sino Gas’ CFO Mr. Yugang Zhang’s verbal communication on or about March 19, 2009 with Commission’s accounting staff member, Mr. Ryan Milne, the Commission has no further comments to 10-K/A for the fiscal year ended December 31, 2007 and the two 10Q’s for quarters ended on March 31, and June 30, 2008.  Please also note that we updated the Registration Statement  until the most recent practical date and attached the updated consent from our independent registered public accounting firm Samuel Wong & Co.

We understand and agree that:

•	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comment or changes to disclosure in response to Staff’s comment in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Sino Gas may not assert Staff’s comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

/s/ Yuchuan Liu

Mr. Yuchuan Liu
Chief Executive Office